Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

February 19, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 8 Filed February 1, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 19, 2021, providing the Staff’s comments with respect to the Company’s Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

Principal Interest Holders, page 244

1.

We note your response to our prior comment 1. Under Rule 405 of the Securities Act, a "director" means any director of a corporation or any person performing similar functions with respect to any organization whether incorporated or unincorporated. Under Article V, Section 5.1 of your Amended and Restated Limited Liability Company Agreement, your Managing Member has "full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series," which seems like your Managing Member performs similar functions to that of a director. Accordingly, please revise your Principal Interest Holders section to include the information required by Item 12 of Form 1-A.

Response: Per recent changes to Item 601 of Regulation S-K, we acknowledge the Staff’s comment and are prepared to respond to the Staff’s comment through updating the Offering Statement by filing Post-Qualification Amendment No. 10. Please be advised that while we agree with the analysis set forth above, unit holders do not vote for the Manager – that is why they are not “voting securities.” “Voting securities,” per Exchange Act Rule 12b-2, means “securities the holders of which are presently entitled to vote for the election of directors.” No holders of any series of interests that the Company is issuing have such rights. Accordingly, we believe that our prior response was appropriate.

Nevertheless, as you have been advised by our counsel, we are suggesting including in Amendment No. 10 a chart to the following effect that will include the information indicated below as to each of the Company’s Series that is outstanding.

United States Securities and Exchange Commission

February 19, 2021

Series Name	Number of Units Issued to Asset Sellers (Consignors), including name if an affiliate of the Company	Number of Units Issued to Manager (CSA)	Number of Units Issued to Other Investors (Public)	Total Number of Units Issued

Exhibits

2.	We note that you omit the name of the consignor/seller in many of your Consignment Agreements. Please tell us the basis on which you believe you can omit this information. In the alternative, please submit a confidential treatment request under Rule 406 covering the information redacted from the exhibit.

Response: We have redacted that information, except in the case of consignors that are affiliates of the Company because the information is both: (i) not material; and (ii) would be competitively harmful if publicly disclosed. The Company has developed a network of sources of what it deems high-quality collectable sports memorabilia. Many of those persons desire anonymity - plus, to the extent that we have competitors, it reveals the sources of our memorabilia items, which cause the Company competitive harm. We do not believe the identity of the asset seller is material to investors except in cases in which the asset seller is an affiliate of the Company.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330. If you would like to discuss our response to the Staff’s comment or any other matter, please contact the undersigned at (914) 372-7337 or Mr. Brown at the number indicated

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Ezra Levine
Chief Executive Officer

cc:	Gary M. Brown